Filed by American Eagle Gold Corp.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Pacific Booker Minerals Inc.

Commission File No: 001-33649

American Eagle Gold Commences Unsolicited Offer for Pacific Booker Minerals

Highlights:

●	Compelling offer: Pacific Booker shareholders will receive 1.41 American Eagle common shares for each Pacific Booker share held.

●	Lake Babine Nation support: American Eagle has the support of Lake Babine Nation to pursue the acquisition and reset engagement on the Morrison Project.

●	District-scale consolidation: Combines the NAK and Morrison Projects into a unified Babine District platform with strong regional development potential.

●	Strong balance sheet and backing: American Eagle has $55 million in cash and strategic shareholders that include South32, Teck, Eric Sprott and Ore Group.

●	Technical and strategic upside: Morrison Project adds a defined resource base with advanced testwork and technical studies, while the NAK Project contributes exploration upside, emerging higher-grade zones, and scale.

●	Clearer path for shareholders: The Offer provides Pacific Booker shareholders with liquidity, meaningful participation in an active catalyst driven public vehicle, and exposure to a better-capitalized and more credible regional developer.

Toronto, Ontario – April 14, 2026 – American Eagle Gold Corp. (AE: TSXV) (“American Eagle” or the “Company”) announced today that it has commenced an offer (the “Offer”) to acquire all of the issued and outstanding common shares of Pacific Booker Minerals Inc. (TSXV: BKM) (“Pacific Booker”) in exchange for 1.41 common shares of American Eagle (the “American Eagle Shares”) for each Pacific Booker share.

The Offer values Pacific Booker at C$1.76 per share and represents a premium of 31% to Pacific Booker shareholders based upon the closing prices on April 13, 2026, being the trading day immediately prior to this announcement. The Offer implies a total equity value of approximately C$31 million on a fully diluted, in-the-money basis, and Pacific Booker shareholders are expected to own approximately 10% of the combined entity upon completion of the transaction.

“Lake Babine Nation supports American Eagle’s proposed acquisition of the Morrison Project and under American Eagle’s leadership, would welcome the opportunity for a constructive reset in engagement on Morrison. American Eagle has built trust with Lake Babine Nation through consistent communication and collaborative consultation,” said Chief Wilf Adam of Lake Babine Nation.

Anthony Moreau, CEO of American Eagle, commented, “We appreciate the relationship we have built with Lake Babine Nation and the trust reflected in its willingness to continue to engage with us. Our Offer provides Pacific Booker shareholders with the opportunity to participate in a well-capitalized company with momentum, strong backing, meaningful stakeholder relationships and a modern strategy to unlock value in the Babine District.”

The most important factor in American Eagle’s decision to pursue the proposed acquisition of Pacific Booker and assume ownership of the Morrison Project is the formal support expressed by the Lake Babine Nation for American Eagle’s involvement. The Morrison Project is located within Lake Babine Nation’s traditional territory. In its May 13, 2024 news release, Pacific Booker stated that “The Company believes that it has exhausted all options with any chance of placing its wholly owned Morrison Project into production and is left with exploring all avenues of legal recourse against the Province and the Lake Babine Nation.”

Full details of the Offer, including the terms, conditions, expiry time and procedures for tendering shares, are set out in the offer to purchase and take-over bid circular and related documents (collectively, the “Offer Documents”).

For further information visit www.PacificBookerShareholders.com.

STRATEGIC RATIONALE

American Eagle believes the Offer presents a compelling opportunity for Pacific Booker shareholders for several reasons:

1.	A New Path Forward for the Morrison Project

American Eagle believes the Morrison Project requires a reset, given that it has effectively been on hold for over 13 years since the failed permitting exercise in 2012. In the Company’s view, the historical development strategy no longer reflects current realities, including changes in capital costs, permitting expectations, Indigenous engagement, project design, and regional development strategy.

American Eagle believes the value of the Morrison Project is significantly enhanced if repositioned as part of an integrated Babine District strategy rather than advanced as a stranded standalone asset.

2.	District-Scale Synergies with the NAK Project

The Offer would combine the Morrison Project with American Eagle’s nearby NAK copper-gold Project, creating a consolidated regional development platform in the Babine District.

American Eagle believes a combined Morrison-NAK strategy has the potential to create meaningful value through:

●	shared infrastructure and support facilities;

●	optimized and potentially accelerated sequencing of development;

●	coordinated permitting and technical work;

●	improved capital allocation across both assets; and

●	long-term regional scale exploration and development activities capable of supporting a multigenerational mining operation.

3.	Stronger Stakeholder Relationships and Social License

American Eagle believes constructive relationships with Indigenous communities and local stakeholders are essential to responsible project advancement in British Columbia.

The Company has the support of Lake Babine Nation to pursue the acquisition of Pacific Booker and assume ownership of the Morrison Project.

American Eagle intends to continue to work collaboratively with Lake Babine Nation and other stakeholders on the future of the Morrison Project through consistent consultation, practical engagement, and solutions-oriented project planning.

4.	Financial Capacity and Developer-Scale Capability

American Eagle has $55 million in cash to support the acquisition and its planned exploration and technical programs. The Company also benefits from its strategic shareholders that include South32, Teck, Eric Sprott and Ore Group.

American Eagle believes this financial strength, combined with its technical team, shareholder base, and regional operating focus, positions it to advance both the NAK and Morrison Projects through community engagement, drilling, technical studies and permitting.

5.	Immediate Resource Addition and Long-Term Upside

The Morrison Project would add a defined resource base to American Eagle’s portfolio, while the NAK Project contributes substantial scale, exploration upside, and emerging higher-grade copper-gold mineralization.

American Eagle believes the combination creates a more balanced and investable regional story: one asset with an established resource and one rapidly advancing copper-gold discovery with the potential to evolve into a major district-scale system.

6.	A Clearer Plan for Pacific Booker Shareholders

The Offer provides Pacific Booker shareholders with:

●	ownership in an active and better-capitalized public company;

●	materially improved liquidity;

●	exposure to a stronger technical and strategic platform;

●	participation in district-scale upside; and

●	a more credible long-term path to value creation.

BACKGROUND TO THE OFFER

American Eagle initially began outreach in early 2024 with the objective of working collaboratively with Pacific Booker to negotiate a mutually beneficial, board-support transaction. American Eagle has subsequently over the past 2 years, most recently in early 2026, attempted on several occasions to engage in discussions with Pacific Booker and its board of directors. In the absence of any constructive engagement from Pacific Booker in response to American Eagle’s bona fide, premium proposals, American Eagle now intends to take its Offer directly to Pacific Booker shareholders. The proposed Offer is based exclusively on publicly available information.

APPROVALS

The proposed Offer has been unanimously approved by American Eagle’s Board of Directors.

OFFER DETAILS

The notice and advertisement of the Offer has been placed for publishing in the National Post, and the Offer is contained in the Offer Documents, which will be filed today with the Canadian securities regulators on SEDAR+ under Pacific Booker’s profile at www.sedarplus.ca and posted on American Eagle’s website. The Offer Documents will be made available to all Pacific Booker shareholders in accordance with applicable securities laws. The Offer is open for acceptance until 5 p.m. (Toronto Time) on Wednesday, July 29, 2026 (the “Expiry Time”), unless extended, accelerated or withdrawn.

As set out in further detail in the Offer Documents, the Offer is subject to certain conditions, including, among other things, that: (a) there shall have been validly deposited under the Offer and not withdrawn that number of Pacific Booker shares that represent more than 50% of the outstanding Pacific Booker shares, excluding any Pacific Booker shares beneficially owned, or over which control or direction is exercised, by American Eagle or by any person acting jointly or in concert with American Eagle; (b) not less than 66⅔% of the outstanding Pacific Booker shares, on a fully diluted basis, (excluding any Pacific Booker shares beneficially owned, or over which control or direction is exercised, by American Eagle or by any person acting jointly or in concert with American Eagle) having been validly deposited under the Offer and not withdrawn at the Expiry Time of the Offer; (c) no material adverse change having occurred in respect of the business, affairs, assets, operations or prospects of Pacific Booker; (d) all required governmental, regulatory and stock exchange approvals that American Eagle considers necessary or desirable in connection with the Offer shall have been obtained and each such approval shall be in full force and effect; and (e) the other customary conditions, each as more particularly described in the Offer Documents.

Subject to the terms and conditions of the Offer, American Eagle will take up Pacific Booker shares immediately following the Expiry Time and pay for the Pacific Booker shares deposited under the Offer as soon as possible, but in any event not later than three business days after taking up such Pacific Booker shares.

Subject to applicable law, American Eagle reserves the right to withdraw, vary the terms of, extend, or terminate the Offer and to not take up and pay for any Pacific Booker shares deposited to the Offer unless each of the conditions of the Offer is satisfied or waived, as applicable, at or prior to the Expiry Time.

American Eagle encourages Pacific Booker shareholders to read the full details of the Offer set forth in the Offer Documents, which contains the full terms and conditions of the Offer and other important information as well as detailed instructions on how Pacific Booker shareholders can deposit their Pacific Booker shares to the Offer.

Shareholders who have questions or require assistance in depositing Pacific Booker shares to the Offer should contact the depositary and information agent, Shorecrest Group Ltd., by email at contact@shorecrestgroup.com or by phone at 1-888-637-5789, (647) 931-7454 for collect calls outside North America.

Copies of the Offer Documents, once filed, will be available without charge on request from American Eagle by email at info@americaneaglegold.ca or by phone at (416) 644-1567 or by contacting Shorecrest Group Ltd. per the instructions set forth above.

ADVISORS

American Eagle has engaged SCP Resource Finance LP, as its financial advisor, DLA Piper (Canada) LLP and DLA Piper LLP (US) as its legal counsel, and Shorecrest Group Ltd. as the depositary and information agent in respect of the Offer.

ABOUT AMERICAN EAGLE’S NAK PROJECT

American Eagle’s NAK Project is in the Babine copper-gold porphyry district of central British Columbia. The Project benefits from excellent infrastructure, including all-season road access and proximity to rail and Highway 16.

American Eagle’s drilling since 2022 has outlined a large, near-surface copper-gold system with significant scale and encouraging higher-grade intervals, supporting the Company’s view that the NAK Project has the potential to become a major district-scale copper-gold asset. The Company is preparing to commence a 50,000+ metre drill program, with a maiden resource estimate and Preliminary Economic Assessment targeted in 2027.

ABOUT AMERICAN EAGLE

American Eagle is focused on advancing its NAK copper-gold porphyry project in central British Columbia, Canada.

For further information please contact:

Anthony Moreau, Chief Executive Officer

Phone: (416) 644-1567

Email: amoreau@oregroup.ca

www.americaneaglegold.ca

- or -

Shorecrest Group Ltd.

Phone: 1-888-637-5789 or (647) 931-7454 for collect calls outside North America

Email: contact@shorecrestgroup.com

NO OFFER OR SOLICITATION

This news release does not constitute an offer to buy or sell, or an invitation or a solicitation of an offer to buy or sell, any securities of American Eagle or Pacific Booker. The Offer is made exclusively by means of, and subject to the terms and conditions set out in, the Offer Documents. While the Offer will be made to all holders of Pacific Booker shares, the Offer will not be made or directed to, nor will deposits of Pacific Booker shares be accepted from or on behalf of, holders of Pacific Booker shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

U.S. NOTICE

The Offer Documents will be filed with the U.S. Securities and Exchange Commission and the Offer is being made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the Offer materials, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases, in accordance with applicable law.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Offer or passed upon the adequacy or accuracy of the Offer Documents. Any representation to the contrary is a criminal offense.

Q.P. Statement

Mark Bradley, B.Sc., M.Sc., P.Geo., a Certified Professional Geologist and 'qualified person' for the purposes of Canada's National Instrument 43-101 Standards of Disclosure for Mineral Properties, has verified and approved the information contained in this news release.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the expected delivery of the Offer Documents; the timing for acceptance of the Offer; the satisfaction of the conditions to the Offer; the anticipated strategic, operational and financial benefits and synergies that may result from the proposed combination between American Eagle and Pacific Booker, including as to expected cost synergies; that the Offer is the better option for Pacific Booker shareholders; and the ascribed share price market trading multiple to the combined entity and the resulting benefit to American Eagle and Pacific Booker shareholders. In addition, all other statements and other information that address the Offer (including satisfaction of the Offer conditions) are forward-looking statements.

With respect to forward-looking statements contained in this document, American Eagle has made assumptions regarding, among other things: the ability to complete the Offer and the proposed combination, integrate American Eagle’s and Pacific Booker’s respective businesses and operations and realize financial, operational and other synergies from the proposed combination; that each of American Eagle, Pacific Booker and, following the completion of the Offer, the combined entity will have the ability to continue as a going concern going forward and realize its assets and discharge its liabilities in the normal course of business; the impact of regional and/or global events, including the ongoing conflicts in Iran and the Ukraine, on mineral demand; Canadian and British Columbia mining policies going forward; American Eagle’s ability to execute on its plans as described herein and in its other disclosure documents and the impact that the successful execution of such plans will have on American Eagle and, following the combination, the combined entity and the combined entities’ respective stakeholders; that the combined entity’s shares will trade at a multiple comparable to peers; future exchange rates and interest rates; future debt levels; the ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; the combined entity’s ability to obtain equipment in a timely manner to carry out exploration activities and the costs thereof; and the combined entity’s ability to obtain financing on acceptable terms.

Although American Eagle believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause actual performance and financial results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

Readers are cautioned that such assumptions, risks and uncertainties should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All references to $ or C$ in this news release are to Canadian dollars and all references in this news release to US$ are to U.S. dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.